SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2017 (Report No. 3)
Commission File Number: 0-27466

NICE LTD.
(Translation of Registrant's Name into English)

13 Zarchin Street, P.O. Box 690, Ra'anana, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NICE LTD. ■ 13 Zarchin St. P.O.B.690, Ra'anana 4310602, Israel. ■ Tel: 972-9-775-3777■ Fax: 972-9-743-4282 ■ www.nice.com

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO NICE-SYSTEMS LTD.`S (“NICE”) REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-06784, 333-08146, 333-11842, 333-09350, 333-11154, 333-111112, 333-111113, 333-134355, 333-144589, 333-145981, 333-153230, 333-162110, 333-162795, 333-166364, 333-168100, 333-171165, 333-179408, 333-181375, 333-191176, 333-199904, 333-210341, 333-210343, 333-210344 and 333-214584), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

Results of 2017 Annual General Meeting

At the annual general meeting of the shareholders of NICE held on June 27th, 2017, the shareholders of the Company approved all of the proposals described in the proxy statement of the Company submitted to the Securities and Exchange Commission with a Report on Form 6-K on May 18th, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD.

By:	/s/ Yechiam Cohen
Name: Yechiam Cohen
Title: Yechiam Cohen

Dated: June 27th, 2017

NICE LTD. ■ 13 Zarchin St. P.O.B.690, Ra'anana 4310602, Israel. ■ Tel: 972-9-775-3777■ Fax: 972-9-743-4282 ■ www.nice.com